Exhibit 99.2

For Immediate Release

BCE implements changes in connection with its Shareholder Dividend Reinvestment Plan;

Termination of discounted treasury issuances

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

MONTRÉAL, May 8, 2025 – BCE Inc. (TSX, NYSE: BCE) announced today that the board of directors of BCE has approved certain modifications to BCE’s Shareholder Dividend Reinvestment and Stock Purchase Plan (the “DRP”) whereby common shares distributed under the DRP will no longer be issued from treasury at a 2% discount to the average market price and will instead be purchased by BCE’s agent, TSX Trust Company (the “Agent”), on the secondary market with cash provided by BCE. The modifications will be effective commencing with the dividend payable on July 15, 2025 to eligible holders of common shares as of the June 16, 2025 record date, and subsequently until further notice.

The DRP continues to offer a convenient means for eligible holders of BCE common shares to acquire additional common shares without charge for any commission or brokerage fees by reinvesting the cash dividends on their respective holdings of common shares or by making optional cash payments in the form of cash or dividends on BCE preferred shares.

Existing participants in the DRP will continue to be enrolled into the DRP for the dividend payable to holders of common shares on July 15, 2025 unless they terminate their participation under the DRP. In order to terminate their participation in the DRP or withdraw common shares, requests for termination or withdrawal of shares from registered holders of common shares must be received by the Agent before 4:00 p.m. Eastern time on June 9, 2025. Beneficial owners of BCE common shares (shareholders who hold their shares through a financial institution, broker or other intermediary) should consult with the intermediary well in advance of that date to determine how to participate in the DRP or withdraw shares or terminate their participation under the DRP.

Participation in the DRP is optional. Eligible shareholders who have not elected to participate in the DRP will continue to receive their regular cash dividends in the usual manner. A copy of the DRP is available on the Investor page on BCE’s website at www.bce.ca, on SEDAR+ at www.sedarplus.ca, and on the website of the Agent at www.tsxtrust.com/bce/drip.

Notice to United States Investors

A copy of the prospectus relating to the DRP is available on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Investor page on BCE’s website at www.bce.ca, as well as on the Agent’s website at https://www.tsxtrust.com/bce/drip.

The common shares of BCE offered under the DRP outside the United States will not be registered under the United States Securities Act of 1933.

About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

1 Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Richard Bengian

richard.bengian@bell.ca

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to the method of distribution of common shares under the DRP, the benefits of participating in the DRP, the termination of the discount for treasury issuances under the DRP, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. BCE may determine at any time, in accordance with the terms of the DRP, to cease to deliver common shares to participants under the DRP in reinvestment of cash dividends through the purchase of shares on the secondary market and to deliver common shares through treasury issuances instead. The method of purchase under the DRP (on the secondary market or through treasury issuances), the application of any discount, and the percentage thereof in the case of issuance of common shares from treasury under the DRP, as well as the amount, and declaration, of dividends, are subject to the discretion of BCE’s board of directors. Consequently, there can be no assurance that dividends will be declared. The level of BCE’s common share dividend and the declaration of dividends by the BCE board are ultimately dependent on BCE’s operations and financial results, which are in turn subject to various assumptions and risks, including those described in BCE’s public disclosure documents. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE’s 2024 Annual MD&A dated March 6, 2025, BCE’s 2025 First Quarter MD&A dated May 7, 2025 and BCE’s news release dated May 8, 2025 announcing its financial results for the first quarter of 2025, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.